UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULES 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

March 1, 2007

Commission File Number: 0-29712

DOREL INDUSTRIES INC.

________________________________________________________________________________________________

1255 Greene Ave, Suite 300, Westmount, Quebec, Canada H3Z 2A4

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Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F

[    ]

Form 40-F

[ X ]

Indicate by check mark whether the registrant by furnishing the information in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes

[    ]

No

[ X ]

C O M M U N I Q U É

JUVENILE

Cosco

Safety 1st

Maxi-Cosi

Bébé Confort

Baby Relax

Babidéal

Mon Bébé

Quinny

HOME FURNISHINGS

Ameriwood

Ridgewood

Adepta

Dorel Home Products

Cosco Home & Office

Dorel Asia

Carina

SystemBuild

Cosco Ability Care Essentials

Altra Furniture

RECREATIONAL / LEISURE

Pacific Cycle

Schwinn

GT

Mongoose

InSTEP

Playsafe

Roadmaster

EXCHANGES

CANADA

TSX:

DII.B, DII.A

U.S.A.

NASDAQ:

DIIB

CONTACT:

MaisonBrison/BarnesMcInerney

Rick Leckner

(514) 731-0000

Dorel Industries Inc.

Jeffrey Schwartz

(514) 934-3034

Dorel Acquires 55% Interest in Australian Juvenile Products Company

New unit to provide platform for growth

Montreal, March 1, 2007 — Dorel Industries Inc. (TSX: DII.B DII.A; NASDAQ: DIIB) today announced a further strengthening of its Juvenile segment with the purchase of a 55% interest in Australian company IGC (Australia) Pty Ltd. Operating as In Good Care, IGC is a well established manufacturer and distributor of juvenile products in Australia and New Zealand. Dorel has paid cash consideration of US$2.5 million (AUD$3.2 million), and has assumed debt in the amount of US$7.4 million (AUD$9.4 million) in return for the 55% interest. The remaining 45% is owned by the current CEO, Mr. Robert Berchik, who will continue to serve in that capacity.

“This acquisition presents exciting opportunities for Dorel,” stated Martin Schwartz, President and CEO of Dorel Industries Inc. “We firmly believe that working with an established company is the best way to accelerate our growth prospects in Australia and nearby countries. Robert and his team have built a strong business which we plan to grow even further through the introduction of our diversified range of popular juvenile products. The combination of IGC’s established brands with those of Dorel will create a powerful market force.”

“The transaction also provides a base from which to introduce other products from Dorel’s consumer products categories. We have tested this all-encompassing strategy over the past two years with our Dorel Distribution Canada division. The concept was designed to bolster sales and profits of the Canadian unit and to serve as a model for possible future such ventures. With the success of the Canadian venture, we will now put this formula to work in Australia,” concluded Mr. Schwartz.

About IGC

IGC, was established in Australia in 1974 by Robert Berchik with the introduction of a range of prams and strollers. With time, the company has augmented its juvenile product offerings and today is considered a leading stroller and car seat specialist. IGC sells its products under a number of well established brands in Australia, the most recognizable being Bertini and Mother’s Choice. Annual sales are approximately US$24 million (AUD$30 million) and are made to major retail customers as well as to smaller specialist outlets selling juvenile products.

(1 US$ = $1.27 Australian)

Profile

Dorel Industries (TSX: DII.A, DII.B; NASDAQ: DIIB) is a global consumer products company engaged in the designing, manufacturing and marketing of a diverse portfolio of powerful consumer brands, sold through its Juvenile, Home Furnishings, and Recreational/Leisure segments. Headquartered in Montreal, Dorel employs approximately 4,500 people in 14 countries. Dorel also has eight offices in China, headquartered in Shanghai, which oversee the sourcing, engineering and logistics of the Company’s Asian supplier chain. 2005 sales were US$1.8 billion.

US operations include Dorel Juvenile Group USA, which markets the Cosco and Safety 1st brands as well as Eddie Bauer and Disney Baby licensed products; Ameriwood Industries, which markets ready-to-assemble furniture products under the Ameriwood, Carina, SystemBuild, Altra Furniture and Ridgewood brands; Cosco Home & Office, which markets home/office products under the Cosco brand and Samsonite license as well as home healthcare products under the Cosco Ability Essentials and Adepta brands; and Pacific Cycle, which markets the Schwinn, Mongoose, GT, InSTEP, Playsafe and Roadmaster brands. In Canada, Dorel operates Dorel Distribution Canada, Ridgewood Industries and Dorel Home Products. Dorel Europe markets juvenile products throughout Europe, under the Bébé Confort, Maxi-Cosi, Quinny, Safety 1st, Babidéal, Mon Bébé and Baby Relax brands. Dorel Asia sources and imports home furnishings products.

Caution Concerning Forward-Looking Statements

Except for historical information provided herein, this press release may contain information and statements of a forward-looking nature concerning the future performance of Dorel Industries Inc. These statements are based on suppositions and uncertainties as well as on management's best possible evaluation of future events. The business of the Company and these forward-looking statements are subject to a number of risks and uncertainties that could cause actual results to differ from expected results. Important factors which could cause such differences may include, without excluding other considerations, increases in raw material costs, particularly for key input factors such as particle board and resins; increases in ocean freight container costs; failure of new products to meet demand expectations; changes to the Company’s effective income tax rate as a result of changes in the anticipated geographic mix of revenues; the impact of price pressures exerted by competitors, and settlements for product liability cases which exceed the Company’s insurance coverage limits. A description of the above mentioned items and certain additional risk factors are discussed in the Company’s Annual MD&A and Annual Information Form, filed with the securities regulatory authorities in Canada and the U.S. The risk factors outlined in the previously mentioned documents are specifically incorporated herein by reference. The Company’s business, financial condition, or operating results could be materially adversely affected if any of these risks and uncertainties were to materialize.  Given these risks and uncertainties, investors should not place undue reliance on forward-looking statements as a prediction of actual results.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DOREL INDUSTRIES INC.

By: /s/ Martin Schwartz_____________

Martin Schwartz

Title: President and Chief Executive Officer

By: /s/ Jeffrey Schwartz_____________

Jeffrey Schwartz

Title: Executive Vice-President,

 Chief Financial Officer

March 1, 2007